15048355

Ty 3/11/15

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 13028

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kimelman & Baird, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue
(No. and Street)

New York (City) NY (State) 10017-5516 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sheila Baird (212) 686-0021
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd. Ste 150 (Address) Woodland Hills (City) California (State) 91367 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 06 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

RW 3/17

OATH OR AFFIRMATION

I, Sheila Baird, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kimelman & Baird, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Compliance Officer
Title

Notary Public

PATRICIA KIMELMAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KI4617649
Qualified in New York County
My Commission Expires October 31, ~~2013~~ 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dave Banerjee CPA, an Accountancy Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
Kimelman & Baird, LLC
New York, NY

We have audited the accompanying statement of financial condition of Kimelman & Baird, LLC as of December 31, 2014 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Kimelman & Baird LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kimelman & Baird, LLC as of December 31, 2014 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2014 (Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Torch Securities, LLC's financial statements. The supplemental information is the responsibility of Torch Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on supplemental information, we evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
Kimelman & Baird, LLC
New York, NY

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used and should not be used by anyone other than these specified parties.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 27, 2015

KIMELMAN & BAIRD, LLC
Statement of Financial Condition
December 31, 2014

ASSETS

Current Assets			
Cash and cash equivalents	[Note 2]	$	336,885
Due from brokers - JP Morgan	[Note 2]		103,343
Commission receivable	[Note 2]		12,100
Other receivables	[Note 8]		564,271
Securities, at fair market value (cost $99,188)	[Note 3]		30,426
Prepaid expenses			41,257
Total Current Assets		$	1,088,282
Other Assets			
Security deposit			28,817
Other assets	[Note 9]		40,965
Total Other Assets		$	69,782
Total Assets		$	1,158,064

LIABILITIES AND MEMBERS' EQUITY

Current Liabilites:			
Accounts payable		$	3,210
Accrued expenses	[Note 2]		99,967
Total Current Liabilities		$	103,177
Long-term Liabilities			
Deferred rent			21,463
Total Long-term Liabilities		$	21,463
Total Liabilities		$	124,640
Members' Equity		$	1,033,424
Total Liabilities and Members' Equity		$	1,158,064

tegral part of these financial statements

KIMELMAN & BAIRD, LLC

Statement of Income
For the Year Ended December 31, 2014

REVENUE	
Commission	$ 468,760
Investment advisory fees	3,063,741
Other income	1,057
Total revenue	$ 3,533,558
EXPENSES:	
Portfolio management expenses	$ 238,987
Employee compensation	608,414
Members' compensation	660,607
Retirement plan	28,094
Communications	99,011
Rent expense	292,533
Office expense	41,252
Insurance	59,964
Professional fees	117,601
Dues and subscriptions	6,998
Depreciation and amortization	13,621
Auto expense	72,675
Other operating expenses	213,192
Total expenses	$ 2,452,949
NET INCOME BEFORE INCOME TAXES	$ 1,080,609
Unincorporated business tax [Note 4]	73,260
NET INCOME	**$ 1,007,349**

The accompanying notes are an integral part of these financial statements

KIMELMAN & BAIRD, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2014

		Total Members' Equity
Beginning balance January 1, 2014	$	1,046,462
Net Income		1,007,349
Distributions to members	$	(1,020,387)
Ending balance December 31, 2014	$	1,033,424

The accompanying notes are an integral part of these financial statements

MELMAN & BAIRD, LLC - DYL

Statement of Cash Flows
December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 1,007,349
Adjustments to reconcile net income to net cash provided/(used) by operating activities:	
Depreciation and amortization	13,621
(Increase) decrease in:	
Commission receivable	84,851
Other receivables	(137,769)
Due from brokers	33
Prepaid expenses	6,082
Other assets	(5,108)
Increase (decrease) in:	
Accounts payable and accrued expenses	(99,320)
Total adjustments	$ (137,610)
Net cash provided by operating activities	$ 869,739
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to members	$ (1,020,387)
Long term liabilities	$ (17,095)
Net cash used by financing activities	$ (1,037,482)
Decrease in cash	$ (167,743)
Cash - beginning of year	$ 504,628
Cash - end of period	$ 336,885
Interest	-

The accompanying notes are an integral part of these financial statements

Kimelman & Baird, LLC
Notes to Financial Statements
December 31, 2014

Note 1: Organization and Nature of Business

Kimelman & Baird, LLC (the "Company") is a Limited Liability Company organized under the Laws of the state of New York. The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(ii), which provides an exemption for broker dealers whose customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses accrual method of accounting.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. Amounts maintained with the bank are insured by the Federal Deposit Insurance Corporation (FDIC). As of December 31, 2014, the Company had a cash balance of $336,885. The Company has, on occasion, exceeded the insured balance during the year.

Due from Broker

The Company maintains a clearing deposit account with its clearing broker J.P. Morgan Clearing Corp. As of December 31, 2014 the Company had a net credit balance of $103,343 with J.P. Morgan Clearing Corp.

Kimelman & Baird, LLC
Notes to Financial Statements
December 31, 2014

Note 2: **Summary of Significant Accounting Policies (con't)**

Commission Receivable

Management considers all amounts recorded as commission receivables as fully collectible. As such, no allowance is provided. All amounts are due from various entities and financial institutions. Management establishes an allowance for bad debts through a review of several factors including historical collection experience, current aging status, and financial condition of our customers. Investment advisory fees receivable are collected quarterly in advance and no allowance is provided based upon cancellation of advisory agreement.

Property and Improvements

Property and improvements are stated at cost, net of accumulated depreciation. Assets are depreciated using the Accelerated and Modified Accelerated Cost recovery System over the estimated useful life of the assets. Application of these methods does not differ materially from generally accepted accounting principle. As of December 31, 2014, the leasehold improvements (net of accumulated depreciation) are stated at $ 3,394 and the remaining assets are fully depreciated and the book value is zero.

Depreciation & amortization expense for December 31, 2014 is $13,621.

Revenue Recognition

The Company recognizes revenues from brokerage firm commissions when confirmation of each individual transaction is received from the clearing firm. The Company recognizes commissions due to its salesmen at the end of each month, after receiving confirmation in advance from the clearing firm, the amount due to the Company. Investment advisory fees are realized quarterly and are recognized on a pro-rata basis.

Comprehensive Income

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no comprehensive income items for the year ended December 31, 2014.

The firm did not have any adjustments that would have made comprehensive income different from net income.

Note 3: **Securities Owned**

As of the balance sheet date the Company owns securities and is stated in the balance sheet at fair market value of $30,426.

Kimelman & Baird, LLC
Notes to Financial Statements
December 31, 2014

Note 4: Income Taxes

The Company is a Limited Liability Company. Therefore, no provisions for federal or New York State taxes are made by the Company. The Company is a taxable entity in the City of New York. Members of a Limited Liability Company are individually taxed on their pro-rata share of the Company's earnings. The Company is subject to New York City Unincorporated Business Tax. Provision for New York City Unincorporated business tax is approximately $73,260

Note 5: Profit Sharing Plan – (Keogh)

The Company's Profit sharing plan covers all eligible employees. Contributions to the plan are determined by the company and subject to IRS guidelines. Actual contribution to the plan amounting to $64,687 for the year 2013 was made during 2014. Accruals made in 2014 toward 2013 contribution were $30,000 and was reflected in the financial statement as of December 31, 2014.

Note 6: Net Capital Requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined, in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014 the Company had net capital and net capital requirements of approximately $354,814 and $6,878 respectively. The Company's net capital ratio was 29.08 % which is less than 15:1.

Note 7: Commitments and Contingencies

The Company leases office space under a lease which expires' February 28, 2017. The lease requires the Company to pay real estate tax, utilities and other costs associated with the office space. The term is from March 1, 2010 to February 28, 2017. Annual lease payments per terms of the lease are:

Year	Amount
2015	$ 312,666
2016	$ 312,666
2017	$ 312,666
Total	**$ 937,998**

Rent expense is recorded on a straight-line basis over the term of the lease, with the difference to the actual amount paid recorded as deferred rent. Rent expense pursuant to this lease charged to operations for the year ended December 31, 2014 amounted to $292,534.

Kimelman & Baird, LLC
Notes to Financial Statements
December 31, 2014

Note 8: Other Receivables - Advances to Members

During the year the members were advanced funds from the Company. As of December 31, 2014 the final profit (loss) had not been determined; total advances received by members not allocated to capital are $562,118.

Note 9: Other Assets - Note Receivable

The Company advanced $23,596 to IGENE Biotechnology, Inc. in a series of demand notes. A member of Kimelman & Baird, LLC is Chairman of the Board of IGENE Biotechnology, Inc.

Note 10: Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financial. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;
- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;
- Requires consideration of the Company's creditworthiness when valuing liabilities; and
- Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. The Company have a Level 1 assets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Note 10: Fair Value (con't)

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Fair values of assets measured at December 31, 2014 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level I)
December 31, 2014		
Marketable Securities	$30,426	$ 30,426
Total	$ 30,426	$ 30,426

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The estimated annual income reported from these investments securities was $348.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
December 31, 2013		
Marketable Securities	$ 30,426	$ 30,426
Total	$ 30,426	$ 30,426

Note 11: Recently issued accounting standards

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company. For the year ending December 31, 2014, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2014-01	Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects (a consensus of the Emerging Issues Task Force)	For all entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2014, and interim periods within annual reporting periods beginning after December 15, 2015. Early adoption is permitted.
2014-02	Intangibles—Goodwill and Other (Topic 350): Accounting for Goodwill (a consensus of the Private Company Council) Early application is permitted, including application to any period for which the entity	The accounting alternative, if elected, should be applied prospectively to goodwill existing as of the beginning of the period of adoption and new goodwill recognized in annual periods beginning after December 15, 2014, and interim periods within annual periods beginning after December 15, 2015.
2013-10	Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate—a Scope Clarification (a consensus of the FASB Emerging Issues Task Force)	After December 15, 2013

Note 11: Recently issued accounting standards (con't.)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 12: Subsequent Events

These financial statements were approved by management and available for issuance on February 27, 2015. Subsequent events have been evaluated through this date.

KIMELMAN & BAIRD, LLC

Statement of Net Capital
Schedule I
For the Year Ended December 31, 2014

	Focus 12/31/14	Audit 12/31/14	Change
Members' equity, December 31, 2013	$ 1,033,424	$ 1,033,424	$ -
Subtract: Non allowable assets:			
Other receivables	(585,201)	(585,201)	
Leasehold amortization	(3,394)	(3,394)	
Invesments	(1,650)	(1,650)	
Other asset	(84,049)	(84,049)	-
Tentative net capital	$ (674,294)	$ (674,294)	$ -
Haircuts:	(4,316)	(4,316)	-
NET CAPITAL	$ 354,814	$ 354,814	$ -
Minimum net capital	(6,878)	(6,878)	-
Excess net capital	$ 347,936	$ 347,936	$ -
Aggregate indebtedness	$ 103,177	$ 103,177	$ -
Ratio of aggregate indebtedness to net capital	29.08%	29.08%	

There was no noted difference between the Audit and Focus report as of December 31, 2014

The accompanying notes are an integral part of these financial statements

KIMELMAN & BAIRD, LLC

December 31, 2014

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

The accompanying notes are an integral part of these financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
Kimelman & Baird, LLC
New York, NY

We have reviewed management's statements, included in the accompanying Kimelman & Baird, LLC Exemption Report in which (1) Kimelman & Baird, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kimelman & Baird, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Company, stated that Kimelman & Baird, LLC , met the identified exemption provision throughout the most recent fiscal year without exception. M Kimelman & Baird, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 27, 2015

Kimelman & Baird, LLC
100 Park Avenue, Suite 2120
New York, NY 10017
Tel: (212) 686-0021 Fax: (212) 779-9603

February 24, 2015

Dave Banerjee, CPA
21860 Burbank Blvd. Suite 150
Woodland Hills, CA 91367

Re: Assertions Regarding Exemption Provisions

Gentlemen:

We, as members of management of Kimelman & Baird, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operation under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period covering January 1, 2014 through December 31, 2014.

KIMELMAN & BAIRD, LLC

By:

Sheila Baird
Member

Michael Kimelman
Member

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION.

Members
Kimelman & Baird, LLC
New York, NY

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Scheduled of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2014, which were agreed to by Kimelman & Baird, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Kimelman & Baird, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Kimelman & Baird, LLC's management is responsible for Kimelman & Baird, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2014, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA
Woodland Hills, California
February 27, 2015

Member AICPA, PCAOB. 21860 Burbank Blv., Ste 150, Woodland Hills, CA 91367. 818.657.0288 www.DaveBanerjee.com

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

6*6*********328*****************ALL FOR AADC 100
013028 FINRA DEC
KIMELMAN & BAIRD LLC
100 PARK AVE STE 1101-S2
NEW YORK NY 10017-5516

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

SHEILA BAIRD 2126860021

2. A.	General Assessment (item 2e from page 2)	$ 8,847.28
B.	Less payment made with SIPC-6 filed (exclude interest) 7-30-2014 Date Paid	(4,501.45)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	4,345.83
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 4,345.83

G. PAID WITH THIS FORM:
~~Check enclosed, payable to SIPC~~
Total (must be same as F above) $ 4,345.83

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KIMELMAN & BAIRD, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

MEMBER
(Title)

Dated the 23 day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,538,910
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	-0-
2d. SIPC Net Operating Revenues	$ 3,538,910
2e. General Assessment @ .0025	$ 8,847.28 (to page 1, line 2.A.)

[redacted]

2014

REPORT PURSUANT TO SEC RULE 17a-5

For the year ended December 31, 2014

KIMELMAN & BAIRD, LLC

FINANCIAL STATEMENTS AND ACCOMPANYING SUPPLEMENTAL INFORMATION

Dave Banerjee CPA, an Accountancy Corporation. Member AICPA, PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367.
www.davebanerjee.com 818.657.0288

DAVE BANERJEE, CPA
An Accountancy Corporation
Member AICPA and PCAOB

KIMELMAN & BAIRD, LLC

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